SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No            X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On March 17, 2010, Brasil Telecom S.A. (“Brasil Telecom”) filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (1) restated financial statements as of June 30, 2009 and for the six-month periods ended June 30, 2009 and 2008 (the “Second Quarter Statements”), and (2) restated financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008 (the “Third Quarter Statements”).

As disclosed by Brasil Telecom in its Material Fact dated January 14, 2010, following the acquisition of Brasil Telecom by Telemar Norte Leste S.A. (“TMAR”) on January 8, 2009, Brasil Telecom began the process of revision and reconciliation of its accounting practices and estimates to those used by TMAR. During this process, an independent advisor was hired to validate data related to the provision for contingencies previously recorded in these financial statements relating to civil legal claims with respect to the rights of holders of Financial Interest Agreements, particularly in the State of Rio Grande do Sul. Based on the conclusion of the independent advisors work, Brasil Telecom announced that its provision for contingencies was understated by R$1,290 million. Based on its further review of this provision through the application of statistical modeling, Brasil Telecom has determined that the amount of the understatement of this provision was R$1,084 million, rather than R$1,290 million as reported in its January 14, 2010 Material Fact. Brasil Telecom has determined that this amount should have been recorded in its Brazilian GAAP financial statements during the second quarter of 2009 and, as a result, Brasil Telecom has restated the Second Quarter Statements and the Third Quarter Statements. Translations of these restated financial statements will be furnished to the U.S. Securities and Exchange Commission on amended Form 6-Ks as soon as practicable.

The effects of the restatement on the Second Quarter Statements was (1) to increase operating loss for the six-months ended June 30, 2009 from R$1,208 million as previously reported to R$2,293 million, (2) to increase net loss for the six-months ended June 30, 2009 from R$802 million as previously reported to R$1,517 million, and (3) to reduce shareholders’ equity at June 30, 2009 from R$5,449 as previously reported to R$4,733.

The effects of the restatement on the Third Quarter Statements was (1) to increase operating loss for the nine-months ended September 30, 2009 from R$798 million as previously reported to R$1,883 million, (2) to increase net loss for the nine-months ended September 30, 2009 from R$543 million as previously reported to R$1,258 million, and (3) to reduce shareholders’ equity at September 30, 2009 from R$11,695 as previously reported to R$10,979.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2010

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer